FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca and Neurimmune close deal for NI006

01 March 2022 07:00 GMT

AstraZeneca and Neurimmune close exclusive global collaboration and licence agreement to develop and commercialise NI006

Alexion, AstraZeneca's Rare Disease group, has closed an exclusive global collaboration and licence agreement with Neurimmune AG for NI006, an investigational human monoclonal antibody currently in Phase Ib development for the treatment of transthyretin amyloid cardiomyopathy (ATTR-CM), an underdiagnosed, systemic condition that leads to progressive heart failure and high rate of fatality within four years from diagnosis.1,2

Alexion has been granted an exclusive worldwide licence to develop, manufacture and commercialise NI006.

NI006 is an ATTR depleter that specifically targets tissue-deposited, misfolded transthyretin, with the potential to treat patients with advanced ATTR-CM. NI006 adds a novel and complementary approach to AstraZeneca and Alexion's pipeline of investigational therapies focused on amyloidosis and strengthens the Company's broader commitment to addressing cardiomyopathies that can lead to heart failure (HF).

Financial considerations
Under the terms of the agreement, the upfront payment from Alexion to Neurimmune is $30m. Alexion will make additional contingent milestone payments of up to $730m upon achievement of certain development, regulatory and commercial milestones. It will also pay low-to-mid teen royalties on net sales of any approved medicine resulting from the collaboration.

Neurimmune will continue to be responsible for completion of the current Phase Ib clinical trial on behalf of Alexion, and Alexion will pay certain trial costs. Alexion will be responsible for further clinical development, manufacturing and commercialisation following the Phase Ib trial.

Notes

Heart failure
HF is a life-threatening chronic disease that prevents the heart from pumping sufficient levels of blood around the body. HF affects approximately 64 million people worldwide. HF remains as fatal as some of the most common cancers in both men (prostate and bladder cancers) and women (breast cancer).3 Chronic HF is the leading cause of hospitalisation for those over the age of 65 and represents a significant clinical and economic burden.4

AstraZeneca's ambition is to be the leading company in HF. AstraZeneca is investing in multiple investigational therapies with diverse mechanisms of action to address the spectrum of patient need in this area.

ATTR-CM
Cardiomyopathy due to ATTR is caused by aging or genetic mutations resulting in misfolded TTR protein and accumulation as amyloid fibrils in the cardiac myocardium. In patients with ATTR-CM, both the mutant and wild type TTR protein builds up as fibrils in tissues, including the heart. The presence of TTR fibrils interferes with the normal functions of these tissues. As the TTR protein fibrils enlarge, more tissue damage occurs and the disease worsens, resulting in poor quality of life and eventually death.

Worldwide, there are an estimated 300,000-500,000 patients with ATTR-CM5,6; however, many of those patients remain undiagnosed.

NI006
NI006 is an investigational human monoclonal antibody that specifically targets misfolded transthyretin and is designed to directly address the pathology of ATTR-CM by enabling removal of amyloid fibril deposits in the heart, with the potential to treat patients with advanced ATTR-CM.

Alexion
Alexion, AstraZeneca Rare Disease, is the group within AstraZeneca focused on rare diseases, created following the 2021 acquisition of Alexion Pharmaceuticals, Inc. As a leader in rare diseases for nearly 30 years, Alexion is focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on haematology, nephrology, neurology, metabolic disorders, cardiology and ophthalmology. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 50 countries.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Lauppe RE, et al. Nationwide prevalence and characteristics of transthyretin amyloid cardiomyopathy in Sweden. Open Heart. 2021 Oct;8(2):e001755. doi: 10.1136/openhrt-2021-001755.
2.   González-Duarte A, et al. Impact of non-cardiac clinicopathologic characteristics on survival in transthyretin amyloid polyneuropathy. Neurol Ther. 2020;9(1):135-149. doi:10.1007/s40120-020-00183-7.
3.   Mamas MA et al. Do Patients Have Worse Outcomes in Heart Failure than in Cancer? A Primary Care-Based Cohort Study with 10-year Follow-up in Scotland. Eur J Heart Fail 2017; 19(9):1095-104.
4.   Azad N, Lemay G. Management of Chronic Heart Failure in the Older Population. J Geriatr Cardiol 2014; 11(4):329-37.
5.   Mohamed-Salem L, et al. Prevalence of wild type ATTR assessed as myocardial uptake in bone scan in the elderly population. Int J Cardiol. 2018 Nov 1;270:192-196. doi: 10.1016/j.ijcard.2018.06.006.
6.   Cuscaden C, et al. Estimation of prevalence of transthyretin (ATTR) cardiac amyloidosis in an Australian subpopulation using bone scans with echocardiography and clinical correlation. J Nucl Cardiol. 2020 May 8. doi: 10.1007/s12350-020-02152-x.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 March 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary